LogicVision, Inc.
25 Metro Drive, 3rd Floor
San Jose CA, 95110

September 7, 2005

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Brad Skinner
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LogicVision, Inc.
Form 10-K for Year Ended December 31, 2004
Filed March 18, 2004
Form 10-Q for Quarter Ended March 31, 2005
Filed May 16, 2005
Form 10-Q for Quarter Ended June 30, 2005
Filed August 12, 2005
File No. 0-31773

Dear Mr. Skinner:

          On behalf of LogicVision, Inc. (“LogicVision”), this letter responds to comments on the above-referenced Form 10-K and Forms 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 25, 2005.  Set forth below are LogicVision’s responses to the Staff’s comments.  The responses correspond to the headings and numbered comments in the letter from the Staff.

Item 1.  Customers, page 8

1.

We note that you disclose the existence of customers that account for 10% or more of your consolidated revenues, but you do not appear to identify these customers.  Please tell us how you considered the requirements of Item 101(c)(1)(vii) of Regulation S-K.

Response:  In considering these requirements of Item 101(c)(1)(vii) of Regulation S-K and in connection with its disclosure on page 8 of the above-referenced Form 10-K, LogicVision notes that, due to the size of its contracts with customers relative to its total revenue, a number of its customers could account for 10% or more of revenue in any given year but customers who accounted for 10% or more of revenue in a given year would not necessarily account for 10% or more in the next year.  Given the amounts and timing of customer orders and of deferred revenue as a result of LogicVision’s revenue recognition policy, and the percentages represented by each customer, and noting that none of the customers A-D listed accounted for 10% or more of revenue for each of the three fiscal years presented, LogicVision determined that it believed the loss of any of these customers (who each accounted for 10% or more of revenue in one or two of the past three fiscal years)

Securities and Exchange Commission
September 7, 2005

would not necessarily have a material adverse effect on the registrant and its subsidiaries taken as a whole.  Instead, LogicVision presented all customers (without naming them) who accounted for more than 10% in any of the three fiscal years covered by the Form 10-K in order to show the fluctuating nature of the customer percentages of revenue from year to year and to note that a customer that represented more than 10% of revenue in any one year could represent an immaterial percentage of revenue in the following year.

LogicVision additionally notes that, unlike many companies, it does not list the names of representative customers in any other part of its Form 10-K business description because it operates in an extremely competitive industry and its principal competitors are much larger companies that, given their substantially greater financial resources and market dominance, could use this information to LogicVision’s competitive harm.

Item 8. Financial Statements

Consolidated Statement of Operations, page 35

2.

We note that you amortize developed technology acquired in the SiVerion business combination to research and development expenses within your statements of operations.  Please tell us how you considered Question 17 of the FASB Staff Implementation Guidance on Applying SFAS 86.

Response:  LogicVision understands the FASB guidance and agrees that the amortization of developed technology is more appropriately classified as cost of goods sold rather than research and development expense.

We supplementally advise the Staff of the impact of this accounting as follows (amounts in $‘000’s, except percentages):

	Year ended December 31, 2004	Quarter ended

		March 31, 2005	June 30, 2005

As reported:
Total cost of revenues	3,238	780	759
Gross profit	6,856	2,897	1,776
Research and development	5,111	1,690	1,377
Gross profit percent of revenue	68%	79%	70%
Research and development percent of revenue	51%	46%	54%
Amortization of developed technology	35	50	50
As adjusted for developed technology reclassification:
Total cost of revenues	3,273	830	809
Gross profit	6,821	2,847	1,726
Research and development	5,076	1,640	1,327
Gross profit percent of revenue	68%	77%	68%
Research and development percent of revenue	50%	45%	52%

Securities and Exchange Commission
September 7, 2005

As shown above, the reclassification of the amortization of developed technology as cost of goods sold would not be material to previously reported results.  We supplementally advise the Staff that this amortization will be classified as cost of goods sold in all future filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

3.

You disclose on page 24 that your customers’ implementation cycle is approximately six to twelve months.  Please explain to us the reasons for these extended implementation cycles and describe your involvement.  In addition, describe any provisions included in your arrangements that protect your customers in the event of an unsuccessful implementation and indicate how any such provisions affect your revenue recognition.

Response:  LogicVision’s product is one of several products or “tools” which are used by our customers in their designs of semiconductors.  The customers obtain these tools from multiple vendors and therefore need to ensure that the tools are compatible with each other and meet the customer’s technical or commercial requirements for its semiconductor design process.  The length of the implementation cycle is based on the customer’s development time for its own semiconductor designs and related evaluation and testing of multiple-vendor product or tools interoperability.

LogicVision’s involvement in the customer’s integration of our product into other products or tools and in the customer’s rollout to the customer’s design group is limited to providing technical support and user training related to LogicVision products which were already purchased by the customer.

Our agreements do not provide any guarantees or customer remedies in the event the customer is not successful in implementing any of our products.

4.

You disclose in your revenue recognition policy that you recognize revenue in accordance with SOP 81-1.  This disclosure, combined with the extended implementation cycles, suggest that you may be recognizing at least a portion of your revenue using contract accounting.  Please indicate the extent to which you recognize revenue using contract accounting and describe the related revenue recognition policies.  In addition, explain to us how you concluded that your current revenue recognition policy disclosure adequately addresses contract accounting.

Response: Only a portion of our service revenues are accounted for using contract accounting and is as follows:

Year	Total Service Revenue	Contract accounting revenue	% of service revenue

	($ 000’s)	($ 000’s)
2004	4,095	175	4.2%
2003	3,987	240	6.0%
2002	5,308	580	10.9%

Securities and Exchange Commission
September 7, 2005

Revenue from services accounted for using contract accounting is recognized as services are performed or when specified milestones are met.  The milestones established are substantive and each milestone is reflective of the level of effort expended in completing the contract.  Milestones are stated in customer agreements and accomplishment of each milestone is acknowledged by the customer prior to revenue recognition.  LogicVision will include the above language in its future filing.

The services performed which were accounted for using contract accounting were either design services, where LogicVision integrated its technology into a semiconductor design(s), or consulting services, where LogicVision evaluated and prepared a report on a customer’s built-in self test environment.  None of these services involved any customization or were essential to the functionality of any software which the customer may have licensed from LogicVision.

Item 9A. Controls and Procedures, page 53

5.

You disclose here and in your Form 10-Q filings for the quarters ended March 31 and June 30, 2005 that an internal control system “can provide only reasonable, not absolute, assurance” that the objectives of the control system are met.  Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In addition, explain to us how you complied with the guidance in Section II.F.4 of SEC Release No. 33-8238.

Response:  LogicVision confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its chief executive officer and chief financial officer concluded that LogicVision’s disclosure controls and procedures are effective at the reasonable assurance level.  In particular, LogicVision’s disclosure in Item 9A of the Form 10-K and Item 4 of the above-referenced Forms 10-Q states that “Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.”  LogicVision respectfully submits that it complied with the guidance in Section II.F.4 of SEC Release No. 33-8239 by including this disclosure.

* * *

          In connection with the foregoing response to the Staff’s comments, LogicVision hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 7, 2005

          Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 452-2445.  Comments may also be sent to my attention via facsimile to (408) 573-7640.

Very truly yours,

/s/ Bruce M. Jaffe

Bruce M. Jaffe
Vice President Finance and Chief Financial Officer

cc:	Mark Kronforst, SEC Senior Staff Accountant
Stathis Kouninis, SEC Staff Accountant

James T. Healy
Stanton D. Wong, Esq.